Exhibit 99.1

New Oriental Announces Results for the First Fiscal Quarter Ended August 31, 2018

and Adoption of up to US$200 Million Share Repurchase Program

Quarterly Net Revenues Increased by 30.1% Year-Over-Year

Quarterly Student Enrollments Increased by 13.2% Year-Over-Year

BEIJING, Oct. 23, 2018 /PRNewswire/ -- New Oriental Education & Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the first fiscal quarter ended August 31, 2018, which is the first quarter of New Oriental’s fiscal year 2019.

Financial Highlights for the First Fiscal Quarter Ended August 31, 2018

•	Total net revenues increased by 30.1% year-over-year to US$859.8 million for the first fiscal quarter of 2019.

•	Operating income increased by 0.2% year-over-year to US$161.3 million for the first fiscal quarter of 2019.

•	Net income attributable to New Oriental decreased by 22.2% year-over-year to US$123.2 million for the first fiscal quarter of 2019.

Key Financial Results

(in thousands US$, except per ADS(1) data)	1Q FY2019	1Q FY2018	% of change
Net revenues	859,846	661,165	30.1%
Operating income	161,335	161,077	0.2%
Non-GAAP operating income(2)(3)	175,255	164,203	6.7%
Net income attributable to New Oriental	123,232	158,393	-22.2%
Non-GAAP net income attributable to New Oriental(2)(3)	184,136	161,519	14.0%
Net income per ADS attributable to New Oriental - basic	0.78	1.00	-22.5%
Net income per ADS attributable to New Oriental - diluted	0.77	1.00	-22.6%
Non-GAAP net income per ADS attributable to New Oriental - basic(3)(4)	1.16	1.02	13.6%
Non-GAAP net income per ADS attributable to New Oriental - diluted(3)(4)	1.16	1.02	13.4%

(1)	Each ADS represents one common share.
(2)	GAAP represents Generally Accepted Accounting Principles in the United States of America.
(3)

New Oriental provides net income attributable to New Oriental, operating income and net income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses and loss from fair value change of long-term investments to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.

(4)	The Non-GAAP net income per ADS is computed using Non-GAAP net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for the First Fiscal Quarter Ended August 31, 2018

•	Total student enrollments in academic subjects tutoring and test preparation courses increased by 13.2% year-over-year to approximately 1,735,300 for the first fiscal quarter of 2019.

•

The total number of schools and learning centers was 1,100 as of August 31, 2018, an increase of 201 compared to 899 as of August 31, 2017, and an increase of 19 compared to 1,081 as of May 31, 2018. The total number of schools was 88 as of August 31, 2018.

Michael Yu, New Oriental’s Executive Chairman, commented, “We are very pleased to start fiscal year 2019 with a remarkable year-over-year acceleration in our top line growth rate at 30.1%, beating that of the same quarter of the previous year. This strong top-line growth was largely driven by the solid increase in student enrollments in the recent two quarters, which had a steady year-over-year increase of approximately 28% in the two quarters ended August 31, 2018. Our key growth driver, K-12 after-school tutoring business, continued its strong growth and achieved approximately 49% increase in revenue. Furthermore, our U-Can middle and high school all-subjects after-school tutoring business delivered a revenue growth of approximately 49%, while the POP Kids program grew by approximately 48% year-over-year.”

Chenggang Zhou, New Oriental’s Chief Executive Officer, added, “Guided by our well-proven “Optimize the Market” Strategy, we continued to deepen our market penetration in existing markets, by building out our capacity in cities where we see rapid growth and strong profitability. This quarter, we added a net of 18 learning centers in existing cities, and opened a new training school in the city of Yiwu. Altogether, the total square meters of classroom area by the end of this quarter increased approximately 34% year-over-year and 3% quarter-over-quarter. Furthermore, this quarter we completed a successful summer promotion campaign by offering low-cost trial courses for multiple subjects in 39 cities, mainly targeting students before they start the first year at secondary school. Trial course enrollments during the period reached 762,000, an increase of 37.5% year-over-year, while student retention also improved year-over-year. Meanwhile, we continue to leverage our online and offline integrated standardized teaching system in our core offline business including K-12 tutoring and overseas test preparation businesses.”

Stephen Zhihui Yang, New Oriental’s Chief Financial Officer, commented, “As a result of the incremental cost pressure from our larger scale summer promotion launched this summer, our non-GAAP operating margin for our offline language training and test preparation business decreased by approximately 110 basis points year-over-year. At the same time, we are deeply encouraged to see constant year-over-year utilization rate of facilities in this quarter, which is a clear indication of the healthy ramping up of new facilities we built in the last fiscal year. As for our offline language training and test preparation business, we will maintain our expansion plan with a goal of adding approximately 20-25% in overall capacity for the full fiscal year 2019, through the opening of new learning centers in existing cities and rolling out of dual-teacher model schools in new cities. All the while, we will continue to sustain the healthy balance between our strong growth momentum and cost control, with continued efforts in improving the utilization rate of our facilities. For our Koolearn.com pure online educational platform, we will continue making investments in new initiatives in the K-12 after-school tutoring business to capture the huge market opportunities in remote areas in China. We are confident that our robust ecosystem integrating both offline and online education will deliver sustainable value for our customers and shareholders over the long term.”

Adoption of Share Repurchase Program

On October 22, 2018, New Oriental’s board of directors authorized the repurchase of up to US$200 million of the Company’s common shares during the period from October 29, 2018 through May 31, 2019.

This share repurchase program authorizes the Company to purchase its ADSs or common shares from time to time on the open market at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a 10b5-1 plan or other legally permissible ways in accordance with applicable rules and regulations. The timing and extent of any purchases will depend upon market conditions, the trading price of ADSs and other factors. New Oriental’s board of directors will review the share repurchase program periodically and may authorize adjustment to its terms and size accordingly. New Oriental plans to fund any share repurchases made under this program from the Company’s available cash balance.

Financial Results for the First Fiscal Quarter Ended August 31, 2018

Net Revenues

For the first fiscal quarter of 2019, New Oriental reported net revenues of US$859.8 million, representing a 30.1% increase year-over-year. Net revenues from educational programs and services for the first fiscal quarter were US$797.5 million, representing a 31.9% increase year-over-year. The growth was mainly driven by increases in student enrollments in academic subjects tutoring and test preparation courses in the recent two quarters. Further to an exceptional 44.9% year-over-year enrollment growth in the fourth fiscal quarter of 2018, student enrollment continued to grow by 13.2% year-over-year to approximately 1,735,300 in the first fiscal quarter of 2019. The combined enrollment growth for the fourth fiscal quarter of 2018 and the first fiscal quarter of 2019 reached 28.4%.

Operating Cost and Expenses

Operating cost and expenses for the quarter were US$700.4 million, representing a 40.0% increase year-over-year. Non-GAAP operating cost and expenses for the quarter, which exclude share-based compensation expenses, were US$686.4 million, representing a 38.1% increase year-over-year.

•

Cost of revenues increased by 36.0% year-over-year to US$367.4 million, primarily due to increases in teachers’ compensation for more teaching hours and rental cost for increased number of schools and learning centers in operation.

•	Selling and marketing expenses increased by 34.4% year-over-year to US$99.3million, primarily due to increases in brand promotion expenses and selling and marketing staff’s compensation.

•

General and administrative expenses for the quarter increased by 49.8% year-over-year to US$233.7 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$219.7 million, representing a 43.7% increase year-over-year, primarily due to increased headcount as the Company expanded its network of schools and learning centers, as well as increases in R&D expenses and human resources expenses related to the development of the Company’s online and offline integrated education ecosystem.

Total share-based compensation expenses, which were allocated to related operating cost and expenses, increased by 345.3% to US$13.9 million in the first fiscal quarter of 2019. The substantial increase was primarily due to the grants of a total of 1.5 million restricted share units of the Company to employees and directors in October 2017 with graded vesting over three years.

Operating Income and Operating Margin

Operating income for the quarter was US$161.3 million, representing a 0.2% increase year-over-year. Non-GAAP operating income was US$175.3 million, representing a 6.7% increase year-over-year.

Operating margin for the quarter was 18.8%, compared to 24.4% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was 20.4%, compared to 24.8% in the same period of the prior fiscal year.

Loss from Fair Value Change of Long-Term Investments

Loss from fair value change of long term investments for the quarter was US$47.0 million in accordance with the new financial instruments accounting standard adopted on June 1, 2018.

Net Income and EPS

Net income attributable to New Oriental for the quarter was US$123.2 million, representing a 22.2% decrease from the same period of the prior fiscal year. Basic and diluted earnings per ADS attributable to New Oriental were US$0.78 and US$0.77, respectively.

Non-GAAP Net Income and Non-GAAP EPS

Non-GAAP net income attributable to New Oriental for the quarter was US$184.1 million, representing a 14.0% increase from the same period of the prior fiscal year. Non-GAAP basic and diluted earnings per ADS attributable to New Oriental were US$1.16 and US$1.16, respectively.

Cash Flow

Net operating cash flow for the first fiscal quarter of 2019 was approximately US$231.5 million. Capital expenditures for the quarter were US$62.4 million, which were primarily attributable to the opening of 65 facilities and renovations at existing learning centers.

Balance Sheet

As of August 31, 2018, New Oriental had cash and cash equivalents of US$833.1 million, as compared to US$983.3 million as of May 31, 2018. In addition, the Company had US$100.8 million in term deposits, US$1,698.0 million in short-term investments.

New Oriental’s deferred revenue balance, which is cash collected from registered students for courses and recognized proportionally as revenue as the instructions are delivered, at the end of the first quarter of fiscal year 2019 was US$1,146.7 million, an increase of 23.3% as compared to US$930.0 million at the end of the first quarter of fiscal year 2018. The Company adopted Revenue from Contracts with Customers (“Topic 606”) starting June 1, 2018, and as a result, as of August 31, 2018, US$66.0 million of deferred revenue was reclassified to accrued expenses and other current liabilities, representing estimated amounts of tuition collected that may be refunded in the future if students withdraw from a course for any remaining classes.

New Accounting Standards

“New Revenue Accounting Standard”

On June 1, 2018, the Company adopted Revenue from Contracts with Customers (“Topic 606”), applying the modified retrospective method to all contracts that were not completed as of June 1, 2018. Results for reporting periods beginning June 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior periods. The Company assessed variable consideration included in its overseas study consulting service over the expected service period. The cumulative effect of US$1.1 million was recorded as an adjustment to the opening balance of retained earnings upon the initial adoption.

“New Financial Instruments Accounting Standard”

The Company adopted the new financial instruments accounting standard on June 1, 2018. Upon the adoption, the equity securities with readily determinable fair value are stated at fair value with changes recorded through the income statements, which could vary significantly from quarter to quarter. Approximately US$97.9 million of accumulated other comprehensive income for the available-for-sale equity securities with readily determinable fair value that existed as of May 31, 2018 was reclassified to the opening balance of retained earnings. A loss of approximately US$47.0 million from the fair value changes to the equity securities with readily determinable fair value was recorded in other income during the first fiscal quarter ended August 31, 2018.

Outlook for Second Quarter of Fiscal Year 2019

New Oriental expects total net revenues in the second quarter of fiscal year 2019 (September 1, 2018 to November 30, 2018) to be in the range of US$568.5 million to US$586.4 million, representing year-over-year growth in the range of 22% to 26%.

If not taking into consideration the impact of potential change in exchange rate between Renminbi and the U.S. Dollar, the projected revenue growth rate is expected to be in the range of 27% to 31% for the second quarter of fiscal year 2019.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on October 23, 2018, U.S. Eastern Time (8 PM on October 23, 2018, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437
Hong Kong:	+852-3018-6771
UK:	+44-20-3621-4779
Passcode:	6497058

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following number until October 31, 2018:

International:	+61 2 8199 0299
Passcode:	6497058

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of language training and test preparation, primary and secondary school education, online education, content development and distribution, overseas study consulting services, pre-school education and study tour. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of fiscal year 2019, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to attract students without a significant decrease in course fees; the Company’s ability to continue to hire, train and retain qualified teachers; the Company’s ability to maintain and enhance its “New Oriental” brand; the Company’s ability to effectively and efficiently manage the expansion of its school network and successfully execute its growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in the Company’s revenues and certain cost or expense items as a percentage of the Company’s revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses and loss from fair value change of long-term investments, operating income excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses and loss from fair value change of long-term investments. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and loss from fair value change of long-term investments that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge and loss from fair value change of long-term investments that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

Ms. Kathleen Wang

FTI Consulting

Tel: +852-3768-4546

Email: kathleen.wang@fticonsulting.com

Ms. Sisi Zhao

New Oriental Education & Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of August 31 2018	As of May 31 2018
	(Unaudited) USD	(Audited) USD
ASSETS:

Current assets:
Cash and cash equivalents	833,132	983,319
Restricted cash	47	47
Term deposits	100,840	107,741
Short-term investments	1,698,019	1,623,763
Accounts receivable, net	4,116	3,179
Inventory, net	36,321	40,175
Prepaid expenses and other current assets, net	218,517	182,095
Amounts due from related parties, current	14,568	1,595

Total current assets	2,905,560	2,941,914

Restricted cash, non-current	3,162	3,399
Property and equipment, net	474,149	449,592
Land use rights, net	13,255	3,785
Amounts due from related parties, non-current	2,093	2,226
Long-term deposits	38,943	40,099
Long-term prepaid rents	114	191
Intangible assets, net	7,596	8,544
Goodwill, net	29,851	31,729
Long-term investments, net	417,955	433,333
Deferred tax assets, non-current, net	44,547	43,323
Other non-current assets	24,024	19,577

Total assets	3,961,249	3,977,712

LIABILITIES, MEZZANINE EQUITY AND EQUITY

Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to New Oriental of US$39,279 and US$35,345 as of May 31, 2018 and August 31, 2018, respectively)	35,795	39,889
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to New Oriental of US$335,955 and US$411,576 as of May 31, 2018 and August 31, 2018, respectively)	461,478	373,537
Income taxes payable (including income tax payable of the consolidated variable interest entities without recourse to New Oriental of US$54,844 and US$80,833 as of May 31, 2018 and August 31, 2018, respectively)	86,233	67,233
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to New Oriental of US$30 and US$532 as of May 31, 2018 and August 31, 2018, respectively)	532	30
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to New Oriental of US$1,244,748 and US$1,143,161 as of May 31, 2018 and August 31, 2018, respectively)	1,146,747	1,270,195

Total current liabilities	1,730,785	1,750,884

Deferred tax liabilities, non-current (including deferred tax liabilities of the consolidated variable interest entities without recourse to New Oriental of US$13,782 and US$13,895 as of May 31, 2018 and August 31, 2018, respectively)	13,326	12,133

Total liabilities	1,744,111	1,763,017

Mezzanine equity
Redeemable non-controlling interests	206,624	206,624
Equity
New Oriental Education & Technology Group Inc. shareholders’ equity	1,995,955	1,991,589
Non-controlling interests	14,559	16,482

Total equity	2,010,514	2,008,071

Total liabilities, mezzanine equity and equity	3,961,249	3,977,712

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended August 31
	2018	2017
	(Unaudited)	(Unaudited)
	USD	USD
Net revenues	859,846	661,165

Operating cost and expenses (note 1)
Cost of revenues	367,399	270,194
Selling and marketing	99,301	73,903
General and administrative	233,662	155,991

Total operating cost and expenses	700,362	500,088
Gain on disposal of a subsidiary	1,851	—

Operating income	161,335	161,077

Loss from fair value change of long-term investments	(46,984)	—
Other income, net	33,509	24,933
Provision for income taxes	(25,684)	(26,878)
(Loss) Income from equity method investments	(1,053)	25

Net income	121,123	159,157

Add: Net loss (income) attributable to non-controlling interests	2,109	(764)

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	123,232	158,393

Net income per common share
- Basic	0.78	1.00
- Diluted	0.77	1.00
Net income per ADS (note 2)
- Basic	0.78	1.00
- Diluted	0.77	1.00

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended August 31
	2018	2017
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	233,662	155,991
Less: Share-based compensation expenses in general and administrative expenses	13,920	3,126

Non-GAAP general and administrative expenses	219,742	152,865

Total operating cost and expenses	700,362	500,088
Less: Share-based compensation expenses	13,920	3,126

Non-GAAP operating cost and expenses	686,442	496,962

Operating income	161,335	161,077
Add: Share-based compensation expenses	13,920	3,126

Non-GAAP operating income	175,255	164,203

Operating margin	18.8%	24.4%
Non-GAAP operating margin	20.4%	24.8%

Net income attributable to New Oriental	123,232	158,393
Add: Share-based compensation expenses	13,920	3,126
Add: Loss from fair value change of long-term investments	46,984	—

Non-GAAP net income attributable to New Oriental	184,136	161,519

Net income per ADS attributable to New Oriental - Basic (note 2)	0.78	1.00
Net income per ADS attributable to New Oriental - Diluted (note 2)	0.77	1.00

Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	1.16	1.02
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	1.16	1.02

Weighted average shares used in calculating basic net income per ADS (note 2)	158,573,830	157,983,415
Weighted average shares used in calculating diluted net income per ADS (note 2)	159,193,707	158,234,303

Non-GAAP income per share - basic	1.16	1.02
Non-GAAP income per share - diluted	1.16	1.02

Notes:

Note	1: Share-based compensation expenses (in thousands) are included in the operating cost and expenses as follows:

	For the Three Months Ended August 31
	2018	2017
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	13,920	3,126

Total	13,920	3,126

Note	2: Each ADS represents one common share.